This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about September 25, 2006

Item 3.	News Release

September 25, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Provides Radnor-1a Update and Annual and Special Meeting Results

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announces that the Radnor-1a well has been perforated over the McKee Sandstone interval from 4625 –4286m measured depth, with no water inflowing into the well bore from the under bearing sands of the Kapuni Formation. Initial inflow rates of gas are considered sub-economic at this time and the Parker Rig 188 has been released. Downhole gauges are presently being run into the well bore to determine if the low gas rates measured are due to formation damage or from low reservoir permeability. Once these gauges are analyzed, a decision will be made as to the plan going forward on the permit.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – Sept 25, 2006 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announces that the Radnor-1a well has been perforated over the McKee Sandstone interval from 4625 – 4286m measured depth, with no water inflowing into the well bore from the under bearing sands of the Kapuni Formation. Initial inflow rates of gas are considered sub-economic at this time and the Parker Rig 188 has been released. Downhole gauges are presently being run into the well bore to determine if the low gas rates measured are due to formation damage or from low reservoir permeability. Once these gauges are analyzed, a decision will be made as to the plan going forward on the permit.

In addition at the September 22, 2006 annual and special meeting of shareholders Messrs Drew Cadenhead, Paul Infuso, James Smith and Garth Johnson were reelected to the Board of the Company. The shareholders also approved the migration of the Company from Yukon to British Columbia as well as authorizing the directors to adopt new corporate articles.

About TAG Oil:

TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 3,697,408 gross acres (net 1,858,048). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the proposed acquisition will be finalized or that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, other than those related specifically to finalizing the proposed acquisition, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 609-3350

Item 9.	Date of Report

September 25, 2006

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia